Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

MMODAL INC.

1. Name. The name of the corporation is MModal Inc. (the “Corporation”).

2. Registered Office and Agent. The address of the Corporation’s registered office in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

3. Purpose. The purposes for which the Corporation is formed are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”) and to possess and exercise all of the powers and privileges granted by such law and any other law of the State of Delaware.

4. Authorized Capital. The aggregate number of shares of stock which the Corporation shall have authority to issue is One Thousand (1,000) shares of common stock, each with a par value of $0.01 per share.

a. Voting Rights. Except as otherwise provided in this Certificate of Incorporation or as otherwise required by applicable law, the holders of common stock shall be entitled to one vote per share on all matters to be voted on by the Corporation’s stockholders. No stockholder of the Corporation shall be entitled to exercise any right of cumulative voting.

b. Dividends. As, if and when dividends are declared or paid on the shares of common stock, whether in cash, property or securities of the Corporation, the holders of common stock shall be entitled to participate in such dividends ratably on a per share basis.

c. Liquidation. The holders of common stock shall be entitled to participate ratably on a per share basis in all distributions to the holders of common stock as a result of the liquidation, dissolution or winding up of the Corporation.

5. Bylaws. The original bylaws of the Corporation (the “Bylaws”) shall be adopted by the sole incorporator. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized thereafter to adopt, amend or repeal the Bylaws without any action on the part of the stockholders; provided that any Bylaw adopted or amended by the Board of Directors, and any powers thereby conferred, may be amended, altered or repealed by the stockholders of the Corporation.

6. Elections of Directors. Unless and except to the extent that the Bylaws shall so require, the election of directors of the Corporation need not be by written ballot.

7. Right to Amend. The Corporation reserves the right to amend any provision contained in this Certificate as the same may from time to time be in effect in the manner now or hereafter prescribed by law, and all rights conferred on stockholders or others hereunder are subject to such reservation.

8. Limitation on Liability. The directors of the Corporation shall be entitled to the benefits of all limitations on the liability of directors generally that are now or hereafter become available under the Delaware General Corporation Law, and the Corporation shall indemnify all persons whom it is permitted to indemnify to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time. Without limiting the generality of the foregoing, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. The Corporation may, in the sole discretion of the Board of Directors of the Corporation, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by the Delaware General Corporation Law.

The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists and may hereafter by amended, any person (and the heirs, executors or administrators of such person) (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person against the Corporation or any of its direct or indirect subsidiaries only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors of the Corporation. The right to indemnification conferred in this Section 8 shall also include the right to be paid by the Corporation the expenses incurred in connection with any such Proceeding in advance of its final disposition to the fullest extent authorized by the Delaware General Corporation Law.

The Corporation may purchase and maintain insurance on behalf of any person who is or was or has agreed to become a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her or on his or her behalf and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Section 8, provided that such insurance is available on acceptable terms, which determination shall be made by the Board of Directors.

The rights and authority conferred in this Section 8 shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

Any amendment, repeal or modification of this Section 8 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

9. Business Combinations with Interested Stockholders. The Corporation elects not to be governed by Section 203 of the Delaware General Corporation Law.

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